AB 3/17

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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15048921

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 02 2015 WASH., D.C.

SEC FILE NUMBER
8-35185

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 AND ENDING 12/31/2014
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M&T Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

285 Delaware Avenue, Suite 2000
(No. and Street)

Buffalo	NY	14202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul Dibenedetto 716-651-4784
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

726 Exchange Street, Suite 1010 Buffalo, NY 14210
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13/15

OATH OR AFFIRMATION

I, Paul DiBenedetto, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M&T Securities, Inc., as of December 31st, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ZORAIDA APPLEWHITE
Notary Public, State of New York
NO. 01AP5062450
Qualified in Erie County
Commission Expires July 1, 20 18

Zoraida Applewhite
Notary Public

Paul DiBenedetto
Signature

President
Title

ZORAIDA APPLEWHITE
Notary Public, State of New York
NO. 01AP5062450
Qualified in Erie County
Commission Expires July 1, 20 18

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M&T SECURITIES, INC.

Financial Statements and Schedules

December 31, 2014

M&T SECURITIES, INC.
Index to Financial Statements
December 31, 2014

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Management of
M&T Securities, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of income, cash flows and changes in shareholder's equity present fairly, in all material respects, the financial position of M&T Securities, Inc. at December 31, 2014, and the results of its operations and its cash flows for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The information contained in Schedules I and II is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 27, 2015

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017 T: (646)471-30000, F: (813) 286 6000, www.pwc.com/us

M&T SECURITIES, INC.
Statement of Financial Condition
December 31, 2014
(Dollars in thousands)

Assets:		
Cash on deposit with M&T Bank	$	408
Securities owned, at fair value		10,033
Investment in Wilmington Prime Money Market Fund		9,227
Receivable from broker		17,241
Furniture and equipment, at cost less accumulated depreciation of $2,711		456
Deferred income taxes		1,272
Other assets		4,367
Total assets	$	43,004
Liabilities:		
Due to parent	$	146
Commissions payable		2,441
Current income taxes payable to parent		468
Deferred revenue		6,208
Other liabilities		2,220
Total liabilities		11,483
Shareholder's equity:		
Common stock, no par value, 200 shares authorized, 30 shares issued and outstanding		75
Additional paid-in capital		26,625
Retained earnings		4,821
Total shareholder's equity		31,521
Total liabilities and shareholder's equity	$	43,004

See accompanying notes to financial statements.

M&T SECURITIES, INC.
Statement of Income
Year Ended December 31, 2014
(In thousands)

Revenues:	
Commissions	$ 66,373
Fees	28,264
Trading	5,037
Interest	457
Other	5,452
Total revenues	105,583
Expenses:	
Employee compensation and benefits	60,140
Occupancy	14,940
Clearing broker fees	1,016
Other	19,075
Total expenses	95,171
Income before income taxes	10,412
Income taxes	4,012
Net income	$ 6,400

See accompanying notes to financial statements.

M&T SECURITIES, INC.
Statement of Cash Flows
Year Ended December 31, 2014
(In thousands)

Cash flows from operating activities:	
Net income	$ 6,400
Adjustments to reconcile net income to net cash provided by operating activities:	
Stock-based compensation expense	1,190
Depreciation and amortization	292
Deferred income taxes	(96)
Net change in:	
Securities owned, at fair value	(532)
Receivable from broker	6,376
Current income taxes receivable from/ payable to parent	1,065
Deferred revenue	(796)
Due to parent	(4,137)
Other, net	(5,909)
Net cash provided by operating activities	3,853
Cash flows from investing activities:	
Capital expenditures, net	(99)
Cash flows from financing activities:	
Return of contributed capital and dividend to parent	(20,000)
Net decrease in cash and cash equivalents	(16,246)
Cash and cash equivalents at beginning of year	25,881
Cash and cash equivalents at end of year	$ 9,635
Supplemental disclosure of cash flow information	
Interest received during the year	$ 453
Income taxes paid during the year	3,043

See accompanying notes to financial statements.

M&T SECURITIES, INC.
Statement of Changes in Shareholder's Equity
Year Ended December 31, 2014
(In thousands)

		Common stock	Additional paid-in capital	Retained earnings	Total
Balance at January 1, 2014	$	75	30,365	13,421	43,861
Net income		-	-	6,400	6,400
Return of contributed capital and dividend to parent		-	(5,000)	(15,000)	(20,000)
Stock-based compensation plans:					
Compensation expense, net		-	1,190	-	1,190
Stock purchase plan		-	70	-	70
Balance at December 31, 2014	$	75	26,625	4,821	31,521

See accompanying notes to financial statements.

M&T SECURITIES, INC.
Notes to Financial Statements
December 31, 2014

1. Organization and operations

M&T Securities, Inc. ("the Company") is a wholly owned subsidiary of M&T Bank and is a registered broker-dealer with the Securities and Exchange Commission ("SEC"). The Company provides securities brokerage, investment advisory and insurance services.

The Company has an agreement with a clearing broker under which customer account records are maintained and individual securities and mutual fund transactions are executed. The Company sells mutual funds, fixed income and other securities, and annuity and insurance products in the banking offices of M&T Bank. The mutual fund and annuity activity is either cleared utilizing the clearing broker or self-cleared directly with the mutual fund or insurance companies. Life insurance products are self-cleared directly with insurance companies.

The Company acts as both principal and riskless principal on municipal security transactions and other fixed income government and corporate securities. As principal, securities are purchased from dealers at the market rate and held until sold at a mark-up to the customer. As riskless principal, the Company purchases securities from dealers at the market rate and simultaneously delivers the securities to the customer at a mark-up. Revenues associated with these activities are included in trading revenues in the statement of income. The Company participates in municipal securities underwriting activities as a syndicate member or as part of a selling group. The Company also acts as manager for the issuance and distribution of municipal notes and bonds. Revenues associated with these activities are included in fee revenues in the statement of income. As distributor, the Company may maintain an inventory of these issues until sold.

The Company provides mutual fund shareholder services to the Wilmington Funds, an affiliated open-end registered investment company. The associated revenues totaled $11,000 in 2014 and are included in fee revenues in the statement of income.

The Company is subject to applicable federal and state securities laws and regulations, the rules of the Financial Industry Regulatory Authority and the Municipal Securities Rulemaking Board, and state insurance laws and regulations.

2. Summary of significant accounting policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

A summary of significant accounting policies used in the preparation of the financial statements follows:

Statement of cash flows

For purposes of the statement of cash flows, cash and cash equivalents consist of cash on deposit with M&T Bank and investment in the Wilmington Prime Money Market Fund.

Securities owned

Securities owned are stated at fair value. Realized gains and losses and unrealized changes in fair value of securities owned are included in trading revenues in the statement of income.

Investment in Wilmington Prime Money Market Fund

The Company invests available funds in excess of anticipated liquidity requirements in the Wilmington Prime Money Market Fund. This mutual fund predominantly invests in short-term debt obligations issued by the U.S. government and its agencies and corporations, and repurchase agreements secured by these obligations. Valuation of the investment in this mutual fund is considered a Level 1 valuation in the fair value hierarchy established by GAAP. Level 1 valuations are determined from quoted prices in active markets for identical assets. Income earned on the investment is included in interest revenues in the statement of income.

2. Summary of significant accounting policies, continued

Commissions and clearing broker fees

Commissions from brokerage services, mutual funds and sales of annuities that are reasonably estimable are recorded as income on the trade date. Commissions from life insurance sales are recorded when received from the insurance companies. Clearing broker fees and other expenses are recognized as incurred.

Stock-based compensation

Employees of the Company have been granted restricted stock awards, comprised of restricted stock and restricted stock units, and options to purchase shares of common stock of M&T Bank Corporation ("M&T"), the parent company of M&T Bank, under incentive compensation plans of M&T. In addition, a stock purchase plan provides eligible employees of M&T and its subsidiaries with the right to purchase shares of M&T common stock at a discount through accumulated payroll deductions. Information regarding the incentive compensation plans of M&T is included in M&T's Annual Report (Form 10-K) as filed with the SEC.

The Company recognizes expenses for stock-based compensation using the fair value method of accounting. Stock-based compensation expense is included in employee compensation and benefits expenses in the statement of income. As of December 31, 2014, outstanding stock options and unvested restricted stock awards granted to the Company's employees totaled 57,724 (all of which were exercisable) and 31,610, respectively.

Furniture and equipment

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation expense is computed principally using the straight-line method over the estimated useful lives of the assets, which are from three to ten years.

Income taxes

The Company is included in the consolidated federal and various combined state and local income tax returns of M&T. Pursuant to an intercompany tax sharing agreement with M&T, the Company remits tax payments to M&T Bank as if it filed a separate return and receives benefits for losses recognized in consolidation. The Company also files separate income tax returns in other state and local jurisdictions.

Deferred tax assets and liabilities are recognized for the future tax effects attributable to differences between the financial statement value of existing assets and liabilities and their respective tax bases and carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates and laws.

3. Securities owned

The Company maintains a trading inventory, predominantly comprised of municipal notes and bonds, as both principal and riskless principal. Valuations of securities owned by the Company have been classified as Level 2 in the fair value hierarchy established by GAAP. Level 2 valuations are determined from quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active, or by model-based techniques in which all significant inputs are observable in the market.

4. Pension plans and other postretirement benefits

The Company participates in M&T's noncontributory defined benefit and defined contribution pension plans covering substantially all full-time employees. Pension benefits accrue to participants based on their level of compensation and number of years of service. M&T makes contributions to its funded qualified defined benefit pension plan as required by government regulation or as deemed appropriate by management after considering factors such as the fair value of plan assets, expected returns on such assets, and the present value of benefit obligations of the plan. The Company recognized a net periodic pension benefit in 2014 related to the defined benefit plan of $56,000. Expense recorded by the Company in 2014 related to the defined contribution plan was $1,213,000. Expenses (benefits) related to the pension plans are included in employee compensation and benefits expenses in the statement of income.

The Company also participates in M&T's defined benefit health care and life insurance plans, which provide benefits for qualified retired employees who reached the age of 55 while working for M&T or its subsidiaries. Substantially all salaried employees are eligible to select coverage in the plans. Net postretirement benefits expense recognized by the Company in 2014 was $58,000. Such expense is included in employee compensation and benefits expenses.

Additionally, the Company participates in the M&T Bank Corporation Retirement Savings Plan and Trust ("RSP") that is a defined contribution plan in which eligible employees may defer up to 50% of qualified compensation via contributions to the plan. The Company makes an employer matching contribution in an amount equal to 75% of an employee's contribution, up to 4.5% of the employee's qualified compensation. Employee benefits expense resulting from the Company's contributions to the RSP totaled $1,696,000 in 2014.

5. Income taxes

The components of income taxes were as follows:

	(In thousands)
Current	
Federal	$3,397
State and city	711
Total current	4,108
Deferred	
Federal	(80)
State and city	(16)
Total deferred	(96)
Total income tax expense	$4,012

Total income tax expense differed from the amount computed by applying the statutory federal income tax rate to income before income taxes as follows:

	(In thousands)
Income tax expense at statutory rate	$3,644
State and city income taxes, net of federal income tax effect	452
Tax-exempt interest	(159)
Other	75
	$4,012

Net deferred tax assets were comprised of the following:

	(In thousands)
Stock-based compensation	$1,114
Incentive compensation plans	138
Other assets	141
Total deferred tax asset	1,393
Depreciation and amortization	(121)
Net deferred tax asset	$1,272

The Company believes that it is more likely than not that the deferred tax asset will be realized through taxable earnings or alternative tax strategies.

6. Related party transactions

Cash and money-market assets

The Company maintains an operating checking account with M&T Bank. When available, funds are invested in the Wilmington Prime Money Market Fund, a mutual fund advised by Wilmington Funds Management Corporation, a wholly owned subsidiary of M&T, and sub-advised by Wilmington Trust Investment Advisors, Inc., a wholly owned subsidiary of M&T Bank.

Occupancy

The Company leases space within banking offices of M&T Bank. The lease agreement remains in effect until terminated by either party with ninety days written notice. Pursuant to the terms of this agreement, rent expense incurred during 2014 related to premises of M&T Bank occupied by the Company totaled $13,388,000, and was equal to 20% of adjusted gross commission and fee income earned by the Company from sales at certain banking offices, less marketing, promotion and other expenses incurred by the Company deductible under this agreement. The Company also occupies non-banking office space in facilities owned or leased by M&T Bank. Occupancy expenses related to those facilities amounted to $1,415,000 in 2014.

Due to parent

Amounts payable to M&T Bank resulting from the transactions noted herein are generally paid on a monthly basis.

Services performed by parent

Costs for data processing, personnel administration, legal and other services performed by M&T Bank on behalf of the Company are included in other expenses in the statement of income and totaled $11,673,000 in 2014.

7. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Company's net capital calculated in accordance with SEC Rule 15c3-1 (see Schedule I) was $25,815,000 at December 31, 2014, which was $25,049,000 in excess of the minimum required net capital. The Company's ratio of aggregate indebtedness to net capital was 0.44 to 1 at December 31, 2014.

8. Contingent liabilities

In the normal course of business, the Company executes transactions on behalf of customers. If such transactions do not settle because of failure to perform by a party to the transaction the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amount of the transaction. The Company has not incurred any material losses as a result of this type of nonperformance.

The Company clears certain of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. The Company has not incurred any material losses as a result of these guarantees.

The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker with which it conducts business.

In the normal course of business, the Company enters into underwriting commitments. At December 31, 2014 the Company had a commitment in the amount of $965,000 for municipal bonds and notes purchased on a when-issued basis and not settled as of December 31, 2014.

The Company is subject, in the normal course of business, to various pending and threatened legal proceedings in which claims for monetary damages are asserted. Management, after consultation with legal counsel, does not anticipate that the aggregate ultimate liability, if any, arising out of litigation pending and threatened against the Company will be material to the Company's financial position, but at the present time is not in a position to determine whether such litigation will have a material adverse effect on the Company's results of operations in any future reporting period.

Schedule I

M&T SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2014
(In thousands)

Net capital

Shareholder's equity	$	31,521
Adjustment for non-allowable assets:		
Deferred income taxes		1,272
Furniture and equipment		456
Various asset accounts not offset against related liabilities		3,335
Net capital before haircut on securities positions		26,458
Haircut on securities positions		643
Net capital		25,815
Required net capital (6 2/3% of aggregate indebtedness of $11,483)		766
Excess net capital	$	25,049

There is no difference in the amount of net capital presented above and the amount reported by the Company in Part II of Form X-17A-5 as of December 31, 2014.

M&T SECURITIES, INC.
Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under Rule 15c3-3
December 31, 2014

The Company claims exemption under Rule 15c3-3 of the Securities and Exchange Commission. The Company is in compliance with the conditions of exemption under paragraph (k)(2)(i) and (ii) of Rule 15c3-3 dealing with introducing brokers.

pwc

Report of Independent Accountants

To the Board of Directors and Management of
M&T Securities, Inc.:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of M&T Securities, Inc. for the year ended December 31, 2014, which were agreed to by M&T Securities, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating M&T Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2014. Management is responsible for M&T Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments and overpayments on page 1, items 2B, 2C and 2F of Form SIPC-7 with the respective cash disbursement records or Amended Form SIPC-7, as follows:

    a. Compared the aggregate amount of overpayment applied to the current assessment on page 1, item 2B of $37,762 and item 2C of $12,896 of Form SIPC-7 with page 1, item 2A.1 of $50,658 of the Form SIPC-6 filed on July 28, 2014 for the first half of the fiscal year ending December 31, 2014. No differences were noted. Compared the overpayment of $50,658 from Form SIPC-6 with page 1, item 2D of Amended Form SIPC-7 filed on March 5, 2014 for the prior period ended December 31, 2012. No differences were noted.

    b. Compared the payment dated February 23, 2015 in the amount of $26,558 to the M&T Securities, Inc. Hogan DDA account Transaction Statement and General Ledger Account #4621000 Professional Services Other, indicating outgoing payment. No differences were noted.

2. Compared the Total Revenue amount reported on Page 3 of the audited Form X-17A-5 for the year ended December 31, 2014 to the Total revenue amount of $105,582,773 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2014. No differences were noted.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017 T: (646)471-30000, F: (813) 286 6000, www.pwc.com/us

pwc

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

   a. Compared additions on line 6, 'expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities', of $8,481 to Day Loan Charges on M&T Securities, Inc.'s 2014 SIPC supporting schedule. The balance was also agreed to the aggregate amounts of Interest Expense on the Pershing IBD Activity Summary for the periods January 1, 2014 to June 30, 2014, and July 1, 2014 to December 31, 2014. No differences were noted.

   b. Compared deductions on line 1, 'revenues from the distribution of shares of a registered open-end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products', of $73,447,042 to the aggregate of Annuities/Annuity Trailers Variable & Fixed, Annuity Revenue Sharing, Mutual Fund Revenue & Mutual Fund Revenue Share & 12b-1 Fees, Direct Mail Revenue, Insurance, and Insurance Revenue Sharing on M&T Securities, Inc.'s 2014 SIPC supporting schedule. The balance was also agreed to the aggregate amounts of General Ledger Accounts #3515311 Annuity Trailers, #3515318 Fixed Annuities, #3515319 Variable Annuities, #3515306 Revenue Sharing Annuity, #3515303 12B1 Trailer Fees, #3515304, Mutual Fund Revenue, #3515305 Revenue Sharing Mutual Funds, #3517040 Direct Mail Revenue, #3515307 Revenue Sharing Insurance, #3521500 Insurance Revenue – 1st Year, #3521501 Insurance Revenue – Renewal, and #3515307 Revenue Sharing Insurance on the Hyperion MFA General Ledger Report for the year ended December 31, 2014. No differences were noted.

   c. Compared deductions on line 3, 'commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions', of $1,015,998 to General Ledger Account #4643100 Security Clearance Fees Domestic on M&T Securities, Inc.'s 2014 SIPC supporting schedule. The balance was also agreed to the Hyperion MFA General Ledger Report for the year ended December 31, 2014. No differences were noted.

   d. Compared deductions on line 6, '100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date', of $240,034 to Revenue from trading Various Securities on M&T Securities, Inc.'s 2014 SIPC supporting schedule. The balance was also agreed to the aggregate balance of (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper, with maturities greater than 90 days, as listed on the Detail Transaction Report run from the Pershing Security Master for the year ended December 31, 2014. No differences were noted.

   e. Compared deductions on line 8, 'other revenue' not related either directly or indirectly to the securities business, of $1,612 to General Ledger Account #3553040 Gain on Sale of fixed assets on M&T Securities, Inc.'s 2014 SIPC supporting schedule. The balance was also agreed to the Hyperion MFA General Ledger Report for the year ended December 31, 2014. No differences were noted.

pwc

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $30,886,569 and $77,216, respectively of the Form SIPC-7. No differences were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of M&T Securities, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2015

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **12/31/2014**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15*15*******1841**********************MIXED AADC 220**
035185 FINRA DEC
M & T SECURITIES INC
ATTN: CAROL GOULDING
285 DELAWARE AVE STE 2000
BUFFALO NY 14202-1869

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Nicholas Daminski
(716) 842-5303

2. A. General Assessment (item 2e from page 2) $ 77,216

B. Less payment made with SIPC-6 filed **(exclude interest)** (37,762)

_______ Date Paid

C. Less prior overpayment applied (12,896)

D. Assessment balance due or (overpayment) 26,558

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 26,558

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 26,558

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

M+T Securities, Inc.
(Name of Corporation, Partnership or other organization)

Paul D. Baratta
(Authorized Signature)

President
(Title)

Dated the 11 day of February, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 105,582,773
b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	8,481
(7) Net loss from securities in investment accounts.	
Total additions	105,591,254
c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	73,447,042
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,015,998
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	240,034
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	1,612
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	74,704,686
2d. SIPC Net Operating Revenues	$ 30,886,569
2e. General Assessment @ .0025	$ 77,216

(to page 1, line 2.A.)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Management of
M&T Securities, Inc.:

We have reviewed M&T Securities, Inc.'s (the "Company") assertions, included in the accompanying M&T Securities, Inc.'s Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(i) and (k)(2)(ii) as the provisions under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the period June 1, 2014 to December 31, 2014 except as described in its exemption report with respect to the exceptions listed on Appendix A to this report. The Company's management is responsible for the assertions and for compliance with the identified exemption provisions throughout the period June 1, 2014 to December 31, 2014.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 27, 2015

List of Exceptions reported by M&T Securities, Inc.
During the period June 1, 2014 to December 31, 2014

Number of exceptions	Nature of exceptions	Date(s) of exceptions
7	Checks were transmitted after 12PM of the business day following receipt due to Company financial consultant's delay in depositing the checks.	6/17, 8/20, 10/20, 10/21, 12/5 (3x)
3	Checks were sent to the home office in error, delaying transmittal	7/3, 10,14, 11/28
1	Client check received and held for two days due to incomplete client paperwork	10/19
1	Check received but misplaced and not promptly transmitted. Check reissued by client the following month.	10/29

M&T Securities, Inc.

285 Delaware Avenue, Suite 2000, Buffalo, NY 14202

M&T Securities, Inc.'s Exemption Report

M&T Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(i) and (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the period June 1, 2014 to December 31, 2014 except as described below.

Number of exceptions	Nature of exceptions	Date(s) of exceptions
7	Checks were transmitted after 12PM of the business day following receipt due to Company financial consultant's delay in depositing the checks.	6/17, 8/20, 10/20, 10/21, 12/5 (3x)
3	Checks were sent to the home office in error, delaying transmittal	7/3, 10,14, 11/28
1	Client check received and held for two days due to incomplete client paperwork	10/19
1	Check received but misplaced and not promptly transmitted. Check reissued by client the following month.	10/29

M&T Securities, Inc.

I, Mindy Hayes, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Mindy Hayes

By: Mindy Hayes (Melinda Hayes)

Title: Chief Financial Officer

2/27/2015